Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
August 15, 2006.

Item 3	News Release
The news release was disseminated on August 15, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to report an exceptional drill intersection at its wholly-owned Pitarrilla silver project in the state of Durango, Mexico.

PD-152 intersected 534.8 feet averaging 6.7 ounces of silver per ton (163.0 meters averaging 230.1 grams of silver per tonne) including 51.5 feet averaging 49.8 ounces of silver per ton (15.7 meters averaging 1,706.1 grams of silver per tonne), 6.92% zinc, 6.00% lead and 5.57% copper.

Item 5	Description of Material Change
See attached news release 06-30.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
August 15, 2006.

August 15, 2006 News Release 06-30	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD HITS 70.5 OZ./TON SILVER AND 25.2% BASE METALS
OVER 33.5 FEET AT PITARRILLA IN MEXICO

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to report an exceptional drill intersection at its wholly-owned Pitarrilla silver project in the state of Durango, Mexico.

PD-152 intersected 534.8 feet averaging 6.7 ounces of silver per ton (163.0 meters averaging 230.1 grams of silver per tonne) including 51.5 feet averaging 49.8 ounces of silver per ton (15.7 meters averaging 1,706.1 grams of silver per tonne), 6.92% zinc, 6.00% lead and 5.57% copper.

Within this 51.5-foot high-grade silver and base metal intersection is an interval that measured 33.5 feet averaging 70.5 ounces of silver per ton (10.2 meters averaging 2,416.7 grams of silver per tonne), 8.62% zinc, 8.84% lead and 7.73% copper, including a 12.3-foot silver- and copper-rich interval averaging 76.3 ounces of silver per ton (3.7 meters averaging 2,615.8 grams of silver per tonne), 8.21% zinc, 1.84% lead and 14.06% copper.

Below this interval is 14.4 feet of silver-lead-zinc-rich mineralization averaging 87.0 ounces of silver per ton (4.4 meters averaging 2,983.9 grams of silver per tonne), 11.34% zinc, 18.58% lead and 4.02% copper. Assays are pending for a 40-meter section at the bottom of PD-152.

PD-152 Selected Intervals - August 2006
Collar Location	Dip / Azimuth	From (meters)	To (meters)	Interval (meters)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Copper (%)	Interval (feet)	Silver Grade (oz./ton)
504010E	90°/000°	251.5	414.5	163.0	230.1				534.8	6.7
2811155N	incl.	398.8	414.5	15.7	1,706.1	6.92	6.00	5.57	51.5	49.8
	incl.	399.8	410.0	10.2	2,416.7	8.62	8.84	7.73	33.5	70.5
	incl.	399.8	403.5	3.7	2,615.8	8.21	1.84	14.06	12.3	76.3
	incl.	405.6	410.0	4.4	2,983.9	11.34	18.58	4.02	14.4	87.0

PD-152 is located within a 150-meter by 350-meter drill-defined rectangle at Breccia Ridge defined by three other holes: PD-128, PD-142 and PD-148 and it confirms the continuity of high-grade mineralization at depth.
With the publication of an updated resource for the Pitarrilla project also on August 15, 2006, and the addition of a fourth diamond drill rig to the project, the company will report updated resource estimates as they become available and will now report only selected drill results that it considers material to the Pitarrilla project.

Silver Standard Resources Inc. is a well-financed silver resource company that is transitioning to production through organic development of its own pipeline of projects.

For further information, contact:
Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.